Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1, Canada Facsimile 1-866-249-7775 416-263-9524 www.computershare.com MR SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X 9X9 123 Holder Account Number C1234567890 X X X Fold Form of Proxy—Annual Meeting of Shareholders to be held on Wednesday, June 8, 2022 Meeting location: Virtual meeting via live webcast at www.tr.com/agm2022 Time: 12:00 p.m. (Eastern Daylight Time) Notes to Proxy Form 1. Every holder has the right to appoint some other person of their choice, who need not be a shareholder of Thomson Reuters Corporation, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and follow the other instructions set forth herein. In addition, you MUST go to www.computershare.com/ThomsonReuters and provide Computershare with the name and email address of the person you are appointing as proxyholder by no later than 5:00 p.m. (Eastern Daylight Time) on June 6, 2022. Computershare will use this information ONLY to provide the appointee with a username via email. This username will allow your proxyholder to attend, submit questions and vote in real time at the meeting. Without a username, your proxyholder will only be able to attend the meeting as a guest but will not be able to submit questions or vote at the meeting. 2. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy form. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy form with signing capacity stated. 3. This proxy form should be signed in the exact manner as the name appears on the proxy form. 4. If this proxy form is not dated, it will be deemed to bear the date on which it is mailed by Thomson Reuters to the holder. 5. The shares represented by this proxy form will be voted or withheld from voting as directed by the holder. In the absence of such directions, shares represented by proxy forms received by Management will be voted FOR items 1 through 3 and in favor of Management’s proposals generally. 6. This proxy form should be read in conjunction with the Notice of Annual Meeting of Shareholders and Management Proxy Circular. Information contained in or otherwise accessible through the websites mentioned in this proxy form does not form part hereof, and the references to the websites are inactive textual references only. Fold Proxy forms submitted must be received by Computershare by 5:00 p.m. (Eastern Daylight Time) on June 6, 2022. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK . . To Vote Using the Telephone To Virtually Attend To Receive Documents To Vote Using the Internet the Meeting Electronically • Call the number listed BELOW from a touch • Go to the following web • You can attend the meeting virtually • You can enroll to receive future securityholder tone telephone. site: www.investorvote.com by visiting www.tr.com/agm2022. communications electronically by visiting • Smartphone? For additional details, see “Voting www.investorcentre.com. 1-866-732-VOTE (8683) Toll Free Information and How to Attend” in Scan the QR code to vote now. the Management Proxy Circular. If you vote by telephone or the Internet, DO NOT mail back this proxy form. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the individuals named on the reverse of this proxy form. Instead of mailing this proxy form, you may choose one of the two voting methods outlined above to vote this proxy form. For more information, please refer to “Voting Information and How to Attend” in the Management Proxy Circular. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01SS1A

This Form of Proxy is solicited by and on behalf of Management. Appointment of Proxyholder I/We being holder(s) of common shares of Thomson Print someone the name other of then the the person management you are appointing nominees. if it is Reuters or failing Corporation him David W .hereby Binet, both appoint: being David directors Thomson, of OR Thomson Reuters proxyholder If you complete other the than appointment management box nominees and appoint you a MUST provide go to www Computershare .computershare with .com/ThomsonReuters the name and email address and will of the use person this information you are appointing ONLY to by provide no later the than appointee 5:00 p .with m. (Eastern a username Daylight via email Time) . This on June username 6, 2022 will . Computershare allow your proxyholder proxyholder will to attend, only be submit able to or attend ask questions the meeting and as vote a guest in real but time will at not the be meeting able to . Without submit or a username, ask questions your or vote at the meeting. For additional details, see “Voting Information and How to Attend” in the Management Proxy Circular. as discretion my/our with proxyholder respect to with any full amendments power of substitution to matters and referred to vote to in in accordance the accompanying with the Notice following of Annual directions Meeting (or if no of Shareholders directions have as been well as given, all other as the matters proxyholder that may sees properly fit) and come to vote before at such the proxyholder’s Annual Meeting of Shareholders of Thomson Reuters to be held virtually at www.tr.com/agm2022 on Wednesday, June 8, 2022 at 12:00 p.m. (Eastern Daylight Time), and at any adjournment or postponement thereof. The Board of Directors and Management recommend that shareholders VOTE FOR items 1, 2 and 3 below. 1. Election of Directors To elect each of the following individuals as directors of Thomson Reuters: Fold For Withhold For Withhold For Withhold For Withhold 05. W. Edmund 09. Deanna 01. David Thomson 13. Peter J. Thomson Clark, C.M. Oppenheimer 02. Steve Hasker 06. LaVerne Council 10. Simon Paris 14. Beth Wilson 03. Kirk E. Arnold 07. Michael E. Daniels 11. Kim M. Rivera 04. David W. Binet 08. Kirk Koenigsbauer 12. Barry Salzberg For Withhold 2. Appointment of Auditor To appoint PricewaterhouseCoopers LLP as auditor and to authorize the directors to fix the auditor’s remuneration. For Against 3. Advisory Resolution on Executive Compensation To accept, on an advisory basis, the approach to executive compensation described in the accompanying Management Proxy Circular. Fold Signature(s) Date Authorized Signature(s)—Sign Here—This section must be completed for your instructions to be executed. I/We I/We authorize hereby revoke you to any act proxy in accordance previously with given my/our with respect instructions to the set Meeting out above . . DD / MM / YY Quarterly Financial Statements and MD&A Request Annual Report Request Thomson Reuters quarterly financial statements and related management’s discussion Thomson Reuters annual report containing our audited financial statements and related and analysis (MD&A) are available at www.thomsonreuters.com. However, if you wish to MD&A is available at www.thomsonreuters.com. However, if you wish to receive receive them by mail, please mark this box. If you do not mark this box, or do not it by mail, please mark this box. If you do not mark this box, or do not return this form, return this form, you will not receive our quarterly financial statements and MD&A by mail. you will not receive our annual report by mail. You are required to complete this request You are required to complete this request on an annual basis. on an annual basis. You can also receive these documents electronically—see reverse for instructions to enroll for electronic delivery. TOCQ 331431 XXXX AR1 9999999999 01SS2C